# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARTIVION, INC., CIK 0000784199
CUSIP: 228903100
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1655 Roberts Boulevard, N.W., Kennesaw, Georgia (GA), 30144
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000921739

## Reporting persons
- NOMURA ASSET MANAGEMENT INTERNATIONAL INC.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,184,974; sole dispositive power 0; shared dispositive power 3,184,974; aggregate amount beneficially owned 3,184,974 (6.5% of the class)
  Comment: The percent of class is calculated based on 48,692,000 shares of Common Stock outstanding as of June 30, 2026, which is the result of 50,179,000 shares of Common Stock issued as of June 30, 2026 minus 1,487,000 shares of Common Stock held in treasury as of June 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2026 filed with the SEC on August 7, 2026.
- NOMURA INVESTMENT MANAGEMENT BUSINESS TRUST: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,184,974; sole dispositive power 0; shared dispositive power 3,184,974; aggregate amount beneficially owned 3,184,974 (6.5% of the class)
  Comment: The percent of class is calculated based on 48,692,000 shares of Common Stock outstanding as of June 30, 2026, which is the result of 50,179,000 shares of Common Stock issued as of June 30, 2026 minus 1,487,000 shares of Common Stock held in treasury as of June 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2026 filed with the SEC on August 7, 2026.

## Item 1. Issuer
Name of issuer: ARTIVION, INC.
Address of issuer's principal executive offices: 1655 Roberts Boulevard, N.W., Kennesaw, Georgia, 30144

## Item 2. Person Filing
Name of person filing:
Nomura Asset Management International Inc.

Nomura Investment Management Business Trust

This Schedule 13G excludes securities beneficially owned, if any, by Nomura Holdings Inc. and certain of its subsidiaries whose beneficial ownership of securities are disaggregated from that of Nomura Asset Management International Inc. and the advisory entities underneath Nomura Asset Management International Inc. in accordance with SEC Release No. 34-39538 (January 12, 1998).
Address of principal business office or, if none, residence:
Each of Nomura Asset Management International Inc. and Nomura Investment Management Business Trust:
100 Independence
610 Market Street
Philadelphia, PA 19106-2354
Citizenship:
Each of Nomura Asset Management International Inc. and Nomura Investment Management Business Trust:
Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover pages are incorporated by reference.
Percent of class: Items 5-11 of the cover pages are incorporated by reference.
Sole power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- NOMURA ASSET MANAGEMENT INTERNATIONAL INC.: /s/ Fernando del Puerto, Fernando del Puerto, Managing Director (08/14/2026)
- NOMURA INVESTMENT MANAGEMENT BUSINESS TRUST: /s/ Fernando del Puerto, Fernando del Puerto, Managing Director (08/14/2026)